Filed by Ares Acquisition Corporation and X-Energy Reactor Company, LLC

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Ares Acquisition Corporation (File No. 001-39972)

Ares Acquisition Corporation and X-Energy Reactor Company, LLC Announce Effectiveness of Registration Statement and October 31, 2023 Extraordinary General Meeting to Approve Business Combination

NEW YORK and ROCKVILLE, MD – October 16, 2023 - Ares Acquisition Corporation (NYSE: AAC) (“AAC”) announced today that on October 13, 2023, the U.S. Securities and Exchange Commission (the “SEC”) declared effective the Registration Statement on Form S-4, as amended (the “Registration Statement”), AAC had filed in connection with the previously announced proposed business combination (the “Business Combination”) with X-Energy Reactor Company, LLC, a Delaware limited liability company (“X-energy”).

An extraordinary general meeting of shareholders (the “Extraordinary General Meeting”) to approve the Business Combination is scheduled to be held on October 31, 2023 at 4:00 p.m. Eastern Time. The Extraordinary General Meeting will be held in person at the offices Kirkland & Ellis LLP located at 601 Lexington Avenue, New York, New York 10022 and virtually via live webcast. Holders of AAC’s Class A ordinary shares and AAC’s Class B ordinary shares at the close of business on the record date of October 3, 2023, are entitled to notice of the Extraordinary General Meeting and to vote at the Extraordinary General Meeting. AAC filed its definitive proxy statement/prospectus relating to the Business Combination with the SEC and began mailing it to shareholders on Friday, October 13, 2023. More details about the Business Combination and the resolutions to be voted upon at the Extraordinary General Meeting can be found in the definitive proxy statement/prospectus filed by AAC, available at: http://www.sec.gov.

Assuming satisfaction of the conditions to the closing of the Business Combination, including approval of the Business Combination by AAC’s shareholders, the post-Business Combination company intends to list its securities on the New York Stock Exchange (“NYSE”) under the proposed symbols “XE” and “XEW”, respectively. The NYSE listing is subject to the closing of the Business Combination and fulfillment of all NYSE listing requirements.

“As the X-energy team prepares to become a publicly-traded company, we are steadfast in our commitment to deliver cost-effective, zero-carbon energy to customers and communities,” said J. Clay Sell, Chief Executive Officer of X-energy. “Today’s evolving energy landscape demands innovative solutions and the support of AAC has created an important opportunity to advance the development of our leading nuclear technology and accelerate the growth of our business. We look forward to completing the transaction this quarter.”

“This is an exciting milestone for the AAC and X-energy business combination,” David Kaplan, Co-Chairman and Chief Executive Officer of AAC, Co-Founder of Ares. “We appreciate the support from our investors and remain confident that X-energy’s differentiated technology is well-positioned to meet and benefit from global demand for reliable, safe and clean energy.”

Every vote is important and AAC encourages all shareholders to make their voices heard by voting online or by mail as soon as possible, regardless of the number of shares held. AAC shareholders who need assistance in completing the proxy card, need additional copies of the Proxy Statement/Prospectus, or have questions regarding the Extraordinary General Meeting may contact AAC’s proxy solicitor, Morrow Sodali LLC, by calling (800) 662-5200 (toll free), or banks and brokers can call (203) 658-9400, or by emailing AAC.info@investor.morrowsodali.com.

About X-Energy Reactor Company, LLC

X-Energy Reactor Company, LLC, is a leading developer of advanced small modular nuclear reactors and fuel technology for clean energy generation that is redefining the nuclear energy industry through its development of safer and more efficient reactors and proprietary fuel to deliver reliable, zero-carbon and affordable energy to people around the world. X-energy’s simplified, modular, and intrinsically safe SMR design expands applications and markets for deployment of nuclear technology and drives enhanced safety, lower cost and faster construction timelines when compared with conventional nuclear. For more information, visit X-energy.com or connect with us on Twitter or LinkedIn.

About Ares Acquisition Corporation

Ares Acquisition Corporation (NYSE: AAC) is a special purpose acquisition company (SPAC) affiliated with Ares Management Corporation, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination. AAC is seeking to pursue an initial business combination target in any industry or sector in North America, Europe or Asia. For more information about AAC, please visit www.aresacquisitioncorporation.com.

Additional Information and Where to Find It

In connection with the Business Combination, AAC filed the Registration Statement with the SEC, which includes a preliminary proxy statement/prospectus to be distributed to holders of AAC’s ordinary shares in connection with AAC’s solicitation of proxies for the vote by AAC’s shareholders with respect to the Business Combination and other matters as described in the Registration Statement, as well as a prospectus relating to the offer of securities to be issued to X-energy equity holders in connection with the Business Combination. The Registration Statement has been declared effective by the SEC and AAC is mailing a definitive proxy statement/prospectus and other relevant documents to its shareholders. The Registration Statement includes information regarding the persons who may, under the SEC rules, be deemed participants in the solicitation of proxies to AAC’s shareholders in connection with the Business Combination. AAC has filed and will file other documents regarding the Business Combination with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF AAC AND X-ENERGY ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN, AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the Registration Statement, the definitive proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by AAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by AAC may be obtained free of charge from AAC’s website at www.aresacquisitioncorporation.com or by written request to AAC at Ares Acquisition Corporation, 245 Park Avenue, 44th Floor, New York, NY 10167.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Business Combination, including statements regarding the benefits of the Business Combination, the anticipated timing of the Business Combination, the markets in which X-energy operates and X-energy’s projected future results. X-energy’s actual results may differ from its expectations, estimates and projections (which, in part, are based on certain assumptions) and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Although these forward-looking statements are based on assumptions that X-energy and AAC believe are reasonable, these assumptions may be incorrect. These forward-looking statements also involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted in connection with any proposed business combination; (2) the inability to complete any proposed business combination or related transactions; (3) the inability to raise sufficient capital to fund our business plan, including limitations on the amount of capital raised in any proposed business combination as a result of redemptions or otherwise; (4) the failure to obtain additional funding from the U.S. government or our ARDP partner for the ARDP; (5) unexpected increased project costs, increasing as a result of macroeconomic factors, such as inflation and rising interest rates; (6) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete any business combination; (7) the risk that any proposed business combination disrupts current plans and operations; (8) the inability to recognize the anticipated benefits of any proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (9) costs related to the proposed business combination; (10) changes in the applicable laws or regulations; (11) the possibility that X-energy may be adversely affected by other economic, business, and/or competitive factors; (12) the persistent impact of the global COVID-19 pandemic; (13) economic uncertainty caused by the impacts of the conflict in Russia and Ukraine and rising levels of inflation and interest rates; (14) the ability of X-energy to obtain regulatory approvals necessary for it to deploy its small modular reactors in the United States and abroad; (15) whether government funding for high assay low enriched uranium for government or commercial uses will result in adequate supply on anticipated timelines to support X-energy’s business; (16) the impact and potential extended duration of the current supply/demand imbalance in the market for low enriched uranium; (17) X-energy’s business with various governmental entities is subject to the policies, priorities, regulations, mandates and funding levels of such governmental entities and may be negatively or positively impacted by any change thereto; (18) X-energy’s limited operating history makes it difficult to evaluate its future prospects and the risks and challenges it may encounter; and (19) other risks and uncertainties separately provided to you and indicated from time to time described in filings and potential filings by X-energy, AAC or X-energy, Inc. with the SEC.

The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, the Registration Statement and the definitive proxy statement/prospectus related to the transaction, and other documents filed (or to be filed) by AAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the conflict between Russia and Ukraine, rising levels of inflation and interest rates and the COVID-19 pandemic, which have caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Investors are cautioned not to put undue reliance on forward-looking statements, and X-energy and AAC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws. Neither X-energy nor AAC gives any assurance that either X-energy or AAC, respectively, will achieve its expectations.

No Offer or Solicitation

This press release is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

AAC and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from AAC ’s shareholders, in favor of the approval of the proposed transaction. For information regarding AAC’s directors and executive officers, please see AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, and the other documents filed (or to be filed) by AAC from time to time with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the Business Combination may be obtained by reading the registration statement and the definitive proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

CONTACTS

X-energy

Investors:

XenergyIR@icrinc.com

Media:

XenergyPR@icrinc.com

Ares Acquisition Corporation

Investors:

Carl Drake and Greg Mason

+1-888-818-5298

IR@AresAcquisitionCorporation.com

Media:

Jacob Silber

+1-212-301-0376

media@aresmgmt.com